October 11, 2007

Mr. Eric Atallah

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:  File No. 0-11668 - Response to your additional Comment on Photonic Products Group, Inc. Form 10-K for the year ended December 31, 2006

Dear Mr. Atallah:

I have provided our response to the additional comment contained in your letter of September 27, 2007 in response to information we provided you in our letter dated September 4, 2007.  I have re-stated your comment below and followed with our response to it.

As requested, we close this letter with a Company statement acknowledging responsibility for its filings.

A. Review Comments and Response

Form 10-K for the year ended December 31, 2006

Item 9A.  Controls and Procedures, page 19

Disclosure Control and Procedures, page 19

1.               (Comment) We note your response to prior comment 2.  Your response does not appear to fully address our comment.  Please revise this filing to include management’s conclusion as to the effectiveness of your disclosure controls and procedures.  Refer to Item 307 of Regulation S-K.

Response:   As we originally stated, our conclusion as to the effectiveness of our disclosure controls and procedures was inadvertently omitted from this section.

We will file an amended 10-K for the year ended December 31, 2006 to revise Item  9A “Controls and Procedures” to include a conclusion on disclosure controls and procedures as required by Item 307 of Regulation S-K, as follows:

Disclosure controls and procedures

The Company carried out an evaluation with the participation of the Company’s management, including our Chief Executive Officer and current Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Securities

Exchange Act Rule 13a-15, as of the end of the period covered by this Annual Report on Form 10-K.  Disclosure controls and procedures are designed to ensure that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including our CEO and CFO, as appropriate.  Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2006.

In addition, we will provide updated certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

We will also ensure that all future filings comply with the requirement of Item 307 of Regulation S-K to provide managements’ conclusion with respect to the effectiveness of  disclosure controls and procedures as of the end of the period covered by our reports.

B. Company Statement

In connection with our response to the additional comments received from the Securities and Exchange Commission in your letter of September 27, 2007 regarding Form 10-K for the fiscal year ended December 31, 2006, Photonic Products Group, Inc. (the Company) hereby acknowledges the following:

a.               The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

b.              Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

c.               The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me should you have additional questions or comments to our filing.

Yours truly,

/s/ William J. Foote

CFO & Secretary

Photonic Products Group,  Inc.

181 LeGrand Ave

Northvale, NJ 07647

tel:  201-767-1910

fax:  201-767-9644

email:  bfoote@inrad.com